UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm’s New Drug Submission for Once-Daily Tramadol Accepted for Review by Health Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: August 29, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

Labopharm’s New Drug Submission for Once-Daily Tramadol Accepted for

Review by Health Canada

LAVAL, Quebec, CANADA (August 28, 2006) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) today announced that its New Drug Submission (NDS) for its once-daily formulation of tramadol has been accepted for review by the Therapeutic Products Directorate of Health Canada. The NDS is subject to a targeted 300-day review period.

“It is our intention to commercialize our once-daily tramadol product in key markets globally and Canada represents a significant opportunity,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Our regulatory submission to Health Canada is based on the same strong data package upon which our New Drug Application to the U.S. FDA was based. We are actively engaged in discussions to establish a marketing partnership for Canada.”

Labopharm’s NDS for its once-daily formulation of tramadol includes comprehensive data generated during the course of a global clinical development program and similar to that included in the Company’s New Drug Application to the U.S. Food and Drug Administration.

Tramadol is currently available in Canada only in an immediate-release (four- to six-times daily) formulation of the product that combines tramadol with acetaminophen.

Canada is the eighth largest pharmaceutical market in the world with sales in 2005 of more than $16.6 billion. Sales of pain medications in Canada in 2005 exceeded $850 million.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating Contramid®, the Company’s proprietary advanced controlled-release technology. Labopharm’s lead in-house product, a once-daily formulation of the analgesic tramadol, has received regulatory approval in 22 European countries and Mexico and commercial launch of the product across Europe is underway. In the U.S., the Company’s NDA for once-daily tramadol is under review at the FDA and the Company has secured a licensing and distribution agreement with Purdue Pharma. The Company’s pipeline includes a combination of in-house and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

At Labopharm Inc.	At The Equicom Group
Warren Whitehead	Jason Hogan – Toronto
Chief Financial Officer	Investor and Media Relations
Tel: (450) 686-1017	Tel: (416) 815-0700
ir@labopharm.com	jhogan@equicomgroup.com